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Exhibit (a)(2)(A)

COST PLUS, INC.

May 25, 2012

Dear Cost Plus Shareholders:

        We are pleased to report that Cost Plus, Inc. (the "Company") has entered into an Agreement and Plan of Merger, dated as of May 8, 2012 (the "Merger Agreement"), with Bed Bath & Beyond Inc. ("Parent") and Blue Coral Acquisition Corp. ("Merger Sub"), a direct wholly owned subsidiary of Parent, which provides for the acquisition of the Company by Parent.

        Pursuant to the Merger Agreement, Parent and Merger Sub have commenced a tender offer (the "Offer") today to purchase all of the shares of the Company's common stock, par value $0.01 per share (each, a "Share"), that are issued and outstanding at a price per Share of $22.00, net to the holder in cash, without interest and subject to any required withholding taxes. The Offer is initially scheduled to expire at 5:00 p.m., New York City time, on June 28, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

        The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger").

        As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company's board of directors has unanimously (i) authorized, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the shareholders of the Company, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the shareholders of the Company if Section 1101(e) of the California Code is not satisfied or is otherwise required by applicable law, (iv) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, to the extent required by applicable law, vote their Shares in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby, (v) resolved that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are exempt from any takeover or anti-takeover laws and (vi) authorized, adopted, and approved the grant of the "top-up" and the issuance of Shares thereunder.

        In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares.

WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE,
SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER
MATERIALS CAREFULLY.

        We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.

Sincerely,
Barry J. Feld President and Chief Executive Officer

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  Exhibit (a)(2)(A)
COST PLUS, INC.